Exhibit (a)(1)(G)
GLAXOSMITHKLINE COMMENCES TENDER OFFER
TO ACQUIRE GENELABS TECHNOLOGIES, INC.
London, UK — 12 November 2008 — GlaxoSmithKline [LSE/NYSE: GSK] announced today that Gemstone Acquisition Corporation, a wholly-owned subsidiary of GSK, is commencing a cash tender offer to purchase all outstanding shares of common stock of Genelabs Technologies, Inc. [Nasdaq: GNLB], for $1.30 in cash without interest and less any required withholding taxes. The tender offer is being made pursuant to a previously announced Agreement and Plan of Merger dated October 29, 2008 among Genelabs, Gemstone and SmithKline Beecham Corporation, a wholly-owned subsidiary of GSK.
The Genelabs board of directors has unanimously determined that the tender offer and the merger are fair to, and in the best interests of, Genelabs and the shareholders of Genelabs and adopted and approved the merger agreement, the tender offer and the merger. The Genelabs board of directors unanimously declared the advisability of the merger agreement and recommends that Genelabs’ shareholders tender their shares pursuant to the tender offer.
The tender offer will expire at 12:00 midnight EST on Wednesday, December 10, 2008, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (SEC). The offer is subject to various conditions, including the acquisition by GSK of 90 percent of the outstanding shares of Genelabs’ common stock on a fully diluted basis.
GSK today will file with the SEC a tender offer statement on Schedule TO setting forth in detail the terms of the tender offer. Genelabs today will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Genelabs’ board of directors that Genelabs’ shareholders accept the tender offer and tender their shares pursuant to the tender offer. Questions and requests for assistance may be directed to the Information Agent for the offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (toll free).
About GlaxoSmithKline plc
GlaxoSmithKline plc — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.
About Genelabs
Genelabs is a biopharmaceutical company focused on the discovery and development of novel compounds for infectious diseases. In addition to a late-stage drug candidate for hepatitis E partnered with GlaxoSmithKline, the company is advancing multiple partnered and proprietary compounds designed to selectively inhibit replication of the hepatitis C virus. For more information, please visit www.genelabs.com.

Cowen and Company was the exclusive financial advisor to Genelabs in this transaction.
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This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Genelabs. GSK and Gemstone Acquisition Corporation are filing with the SEC a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Genelabs is filing with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. GSK, Gemstone Acquisition Corporation and Genelabs are mailing these documents to the shareholders of Genelabs. These documents contain important information about the tender offer and shareholders of Genelabs are urged to read them carefully. Shareholders of Genelabs will be able to obtain a free copy of these documents (when they become available) and other documents filed by Genelabs or GSK with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from Genelabs by contacting Genelabs at 505 Penobscot Drive, Redwood City, California 94063.
Enquiries:

UK Media enquiries:
Philip Thomson	(020) 8047 5502
Claire Brough	(020) 8047 5502
Alice Hunt	(020) 8047 5502
Gwenan White	(020) 8047 5502

US Media enquiries:
Nancy Pekarek	(919) 483 2839
Mary Anne Rhyne	(919) 483 2839
Sarah Alspach	(215) 751 7709
Melinda Stubbee	(919) 483 2510

European Analyst/Investor enquiries:
David Mawdsley	(020) 8047 5564
Sally Ferguson	(020) 8047 5543
Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:
Tom Curry	(215) 751 5419

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